Exhibit 99.1

Vermilion Energy Trust is Recognized as a “Great Place to Work.”

CALGARY, Alberta--(BUSINESS WIRE)--April 13, 2010--Vermilion Energy Trust (VET.UN - TSX) today announced it is recognized as one of this year’s Best Workplaces in Canada. This list, and related stories, will appear in a special national report on Tuesday, April 13, 2010 in the Globe and Mail.

Vermilion is committed to creating a workplace of choice for all employees. This is achieved through a number of employee programs including a Trust Unit Award Incentive Plan, learning and development plans for all employees, employer-supported volunteer programs and an annual company celebration in Lake Louise that provides Vermilion with the opportunity to recognize both its employees’ efforts as well as support from their family.

“Receiving this kind of recognition is a testament to the high level of commitment Vermilion employees set for themselves and our company,” says President and CEO, Lorenzo Donadeo. “Everything we do at Vermilion echoes our core values of Excellence, Trust, Respect and Responsibility, creating the strong corporate culture we have today.”

This list of ‘Best Workplaces in Canada’ is compiled by Great Place to Work® Institute Canada. The competition process is based on two criteria: two-thirds of the total score comes from a 57-statement survey completed by a random selection of employees, along with their open-ended comments about their organization; the remaining one-third of the score comes from an in-depth review of the organization’s culture, including an evaluation of HR policies and procedures. This offers a rigorous representation of the organization from an employee perspective, and an overall portrait of the workplace culture. Together, they provide crucial data relative to the five trust-building dimensions of a great place to work: credibility, respect, fairness, pride, and camaraderie.

This year’s list received over 200 nominations and approximately 41,000 employees (actual number is 40,621) participated in the 2010 “Best Workplaces in Canada” survey.

Vermilion is an oil leveraged producer that adheres to a value creation strategy through the execution of full cycle exploration and production programs focused on the acquisition, exploration, development and optimization of producing properties in Western Canada, Western Europe and Australia. Vermilion targets 5% annual growth in production and reserves per unit through the exploitation of conventional resource plays in western Canada, including Cardium light oil and liquids rich natural gas, the exploration and development of high impact natural gas opportunities in the Netherlands and through drilling and workover programs in France and Australia. Vermilion also expects to realize a material increase in both production and fund flows at the onset of production from the Corrib gas field in Ireland which is currently projected to occur towards the end of 2012. This growth, combined with an attractive yield, is expected to generate strong positive returns for investors. Management and directors of the Trust hold approximately 9% of the outstanding units and are dedicated to consistently delivering superior rewards for all its stakeholders. Vermilion Energy Trust trades on the Toronto Stock Exchange under the symbol VET.UN and over-the-counter in the U.S. under the symbol VETMF.

CONTACT:
Vermilion Energy Trust
Paul Beique, 403-269-4884
VP Capital Markets
Fax: 403-264-6306
Toll Free: 1-866-895-8101
investor_relations@vermilionenergy.com
www.vermilionenergy.com